QuickLinks -- Click here to rapidly navigate through this document

[BLAGMAN MEDIA INTERNATIONAL]

January 30, 2001

Mr. Bobbie Roberts
Millennium Multi Media.Com Corp.
Suite 201
Beverly Hills, CA 90210

Dear Bobbie,

    The following, when signed by you in the space provided below and returned to us, will constitute an agreement under which we will provide advertising and media buying services to Millennium Multi Media.Com Corp.

I.
Exclusive Agency for Placement Services

    You have engaged Blagman Media International (BMU) to be the exclusive Television, Radio and Print advertising, marketing/media, buying agency for Millennium Multi Media.Com Corp. in regards to the "Red Skelton project". The exclusive aspect refers to the length of this contract and for specific creative, media buying and marketing developed under this contract. Please do forward an Agency of record letter for our files and all inquiring parties.

II.
Fees and Charges

A.
The initial Consulting and marketing service fee is waived.

    Services include:

    •
    Assistance in cost analysis and planning.

    •
    Marketing strategy and tactics.

    •
    Budget recommendation/maintenance.

    •
    Demographic and market research.

    •
    Involvement in creative production, telemarketing, and fulfillment setup if needed.

    •
    Media planning and acquisition.

    •
    Full disclosure of all media invoices.

  B.
  Charges for Placement Services

    Our compensation for managing and handling the advertising/media buying for Millennium Multi Media.Com Corp. will be the standard agency commission (15%). Commissions are earned on all media negotiated and placed. BMU will remit to you, or you will retain from the media budget 1/3 of the 15% commission due the agency. (BMU 10%/Millennium 5%). During the media test BMU will retain a full 15% commission.

    Media—All media will be billed in advance of the month in which it runs based on the media plan offered to Millennium. Subsequent contracts (purchase orders) entered into with stations will be issued. A reconciliation invoice will be issued subsequently for each month based on final station invoices/affidavits. Detailed media reports displaying all results and analysis will be faxed and/or e-mailed on a weekly basis (with daily reports made available as needed). All media is payable at least 17 days prior to the first air date for the entire test flight for applicable media providers. All stations will be paid in advance of their air dates (cash in advance status).

    Creative charges are waived for the test creative. All creative and production charges will be the responsibility of Millennium Multi Media.Com Corp.

  C.
  Other Charges/Pre Approved Expenses/Reimbursements:

    All out-of-pocket expenses incurred in servicing your account including, but not limited to production, dubbing, shipping charges, messenger service/air freight will be billed with documentation. As an advertising agency we are required to send out view tapes as well as payments to stations via express delivery (FedEx etc...). We can use Millennium's FedEx account or use Bio's. All charges will be paid by Millennium with documentation. All other charges will require pre approval in writing by Millennium for reimbursement.

    You agree to provide Blagman Media International Inc. with such financial statements and other evidence of creditworthiness as Blagman Media International Inc. may, from time to time, request. Blagman Media International Inc. reserves the right to require payment in advance and or other form of credit protection acceptable to Blagman Media International, Inc. in the event it determines that your financial condition or liquidity creates an uncertainty as to your ability to comply with payment terms of the Agreement and or media outlets. All direct response advertising is payable in advance.

III.
Submission, Warranties, and Indemnities

    We agree to submit all advertising and related materials to you for your approval prior to release to any media. You agree and warrant that your approval of such material verifies that the content therein is truthful and legal and that your product will perform as indicated within said material. If any lawsuit or other proceeding, whether instituted by any governmental body or any other person or organization is brought or threatened against Blagman Media International Inc., or any of its affiliates, executives, or employees, you will indemnify and hold harmless Blagman Media International Inc., or its affiliates, executives, or employees, as appropriate, for any and all damages resulting therefrom, including, but not limited to, actual damages, punitive damages and fines and the legal fees and other costs incurred in defending the said lawsuit or other proceeding. Blagman Media International Inc. hereby indemnifies Millennium Multi Media.Com Corp. in the event that Millennium Multi Media.Com Corp. incurs damages due to the invasion of privacy or liable/slander committed by Blagman Media International Inc.

IV.
Legal

    Blagman Media International Inc. reserves the right, in the event any amounts claimed by Blagman Media International Inc. hereunder remain unpaid, to institute arbitration proceedings at the written election of Blagman Media International Inc., which proceedings shall be conducted in Los Angeles, California under the then current rules of the American Arbitration Association, and any award rendered therein in favor of Blagman Media International Inc. may be enforced in any court of competent jurisdiction. Nothing contained in this paragraph shall limit or deprive Blagman Media International Inc. of its rights to resort to judicial enforcement of any of your obligations incurred hereunder.

    This agreement shall be interpreted in accordance with the laws of the State of California. In the event legal action becomes necessary to enforce any portion of this agreement, the nonbreaching party will be entitled to reasonable attorney's fees in addition to any relief awarded.

V.
Publicity

    Any truthful news releases or other public disclosures of Blagman Media International Inc.'s relationship with Millennium Multi Media.Com Corp. are permitted.

VII.  Confidentially

    Under no circumstance may the media plans and or rates given to Millennium Multi Media.Com Corp. by BMU be made public or given to other advertising companies or buying services. Calls may not be made to any affiliate and or media entity without BMU approval. Affidavits are available for distribution.

VIII.  Term

    Your appointment of Blagman Media International Inc. as your exclusive marketing advertising agency for those products that are assigned to us shall commence upon the date hereof and shall continue until this agreement is terminated. Either party may terminate this agreement at any time upon 90 days written notice, except that the warranties and indemnities provided herein shall survive the cancellation of this agreement. All media placed will survive the termination of this contract should it apply.

    If the above meets with your approval, please do sign below. If you have any changes or modifications, please call us so that we may discuss them.

    We look forward to a long and mutually profitable relationship.

Sincerely yours,
/s/ ROBERT BLAGMAN Robert Blagman Chairman/CEO	/s/ MICHELE FUCHS Michele Fuchs VP Director Media & Marketing
ACCEPTED THIS DAY OF , 2000
/s/ MILLENNIUM MULTI MEDIA.COM CORP. For: (Print company name—Millennium Multi Media.Com Corp.)
/s/ ROBERT BLAGMAN By: Robert Blagman	By: (Print name—Bobbie Roberts
/s/ ROBERT BLAGMAN (Signature of Robert Blagman)	/s/ BOBBY ROBERTS (Signature of Bobby Roberts)
/s/ JOSEPH TORKAN Co-Chairman

QuickLinks

January 30, 2001